BRINKLEY DICKERSON	TROUTMAN SANDERS LLP
404.885.3822 telephone	Attorneys at Law
404.962.6743 facsimile	Bank of America Plaza
brink.dickerson@troutmansanders.com	600 Peachtree Street, NE, Suite 5200
Atlanta, Georgia 30308-2216
404.885.3000 telephone
404.885.3900 facsimile
troutmansanders.com

March 25, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3561

Washington, D.C. 20549

Attn:  H. Christopher Owings, Assistant Director

Re:	Zale Corporation
Form 10-K for the Fiscal Year Ended July 31, 2008
Filed September 26, 2008
Form 10-Q for the Fiscal Quarter Ended October 31, 2008
Filed December 8, 2008
File No. 001-04129

Dear Mr. Owings:

The following are the responses of Zale Corporation (“Zale”) to the Staff’s comments on the Form 10-K for the fiscal year ended July 31, 2008 and Form 10-Q for fiscal quarter ended October 31, 2008.  We are submitting this letter on behalf of Zale, and the terms “we,” “our” and “the Company” in the following responses refer to Zale.

Annual Report on Form 10-K for Fiscal Year Ended July 31, 2008

Item 2.  Properties, page 11

Comment No 1:

We note that you have distribution facilities both in Toronto, Canada for your Canadian operations and in Irving, Texas for your Kiosk segment.  We also note that you lease 40,000 square feet of warehouse space that in June 2003 was subleased to a third party.  Please disclose, if true, that your 430,000 square foot corporate headquarters facility located in Las Colinas includes a distribution facility for your non-Kiosk U.S. operations.  If not, please disclose information about any distribution facility(ies) you own or lease related to your non-Kiosk U.S. operations.

ATLANTA   CHICAGO   HONG KONG   LONDON   NEW YORK   NEWARK   NORFOLK   ORANGE COUNTY

RALEIGH   RICHMOND   SAN DIEGO   SHANGHAI   TYSONS CORNER   VIRGINIA BEACH   WASHINGTON, DC

Response:

In future Form 10-K filings, we will revise our disclosure in “Item 2. Properties” to reflect that our headquarters and primary distribution facility are located in Irving, Texas, and that we have another distribution facility in Toronto, Ontario. Please note that the leases (and in one case the related sublease) on two of our properties are scheduled to expire shortly, so the disclosure generally will be more straight forward.  Our disclosure will be substantially as follows:

We lease a 430,000 square foot corporate headquarters and distribution facility in Irving, Texas with a lease term that extends through 2018. We also lease a 26,280 square foot Canadian distribution and production facility in Toronto, Ontario with a lease term that extends through November 2014.

Item 3.  Legal Proceedings, page 12

Comment No. 2:

In Note 15 to your financial statements, you disclose that there were fairness hearings scheduled to take place on or about November 21, 2008 to consider final approval of the settlement agreements related to Salvato v. Zale Corp. and the California wage and hour dispute.  With a view toward disclosure in your next Quarterly Report on Form 10-Q, please tell us the status of these legal proceedings.

Response:

In our Form 10-Q for the quarter ended January 31, 2009, filed on March 11, 2009, we provided an update on the status of these legal proceedings, as follows:

We settled our California wage and hour and Salvato v. Zale Corp. disputes during the quarter ended October 31, 2008.  The settlements were subject to fairness hearings that took place on November 21, 2008.  Both settlements were approved, however, the wage and hour dispute is subject to subsequent consideration of attorneys’ fees and subsequent claims.  See Note 15 to the consolidated financial statements in Item 8 of our Form 10-K for additional information related to these cases and certain other litigation matters.

Supplementally, we note that in both cases the settlement amounts were paid by insurers or previously had been recorded as expenses, and in neither case was there any additional significant expenses attendant to the court approval.

Item 7.             Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 20

Comment No. 3:

Please revise your discussion to provide information about the quality and potential variability of your earnings and cash flow so that readers can ascertain the likelihood that past performance is indicative of future performance.  In doing so, you should discuss known trends, demands, commitments, events or uncertainties that will result in or are reasonably likely to result in your earnings or cash flows changing in a material way.  For example, with a view towards increased transparency, you should discuss trends relating to same store sales, inventory clearance programs, sales of lifetime warranties, cost reduction initiatives, and occupancy costs.  Please show us what your revised discussion of results of operations and liquidity will look like.  Refer to Item 303 of Regulation S-K and to SEC Release No. 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Response:

We have and will address the items noted in your comment as follows:

1)              Same store sales-We currently disclose the significant drivers of same store sales including the percentage change in customer transactions and the directional change in the average transaction price.  In our Form 10-K for the year ended July 31, 2008, we also provided additional insight into trends in the business that impacted same store sales.  We disclosed that the decline in same store sales was driven by a 1.5 percent decrease in customer transactions due to a 7.3 percent decline in same store sales during the Holiday season.  We also disclosed that the decline was partially offset by an approximately 6 percent increase in same store sales over the last half of fiscal 2008 as a result of our merchandise clearance program.  We will continue to disclose any similar trends in the business that we believe provides insight into what is driving same store sales.  In our Form 10-Q for the quarter ended January 31, 2009, we included disclosures explaining that our efforts to drive same store sales through store-wide discounts did not drive traffic as expected and that the decline in the number of customer transactions was due primarily to the decline in the retail environment.  We also disclosed that going forward we will move away from store-wide discounts and instead emphasize item-specific promotions.

2)              Inventory clearance programs-In each filing since the announcement of our inventory clearance program in February 2008, we have disclosed the reduction in inventory associated with the program and we disclosed that the program was substantially completed during the first quarter of fiscal 2009.  In our Form 10-Q for the quarter ended January 31, 2009, we disclosed a new inventory clearance program that was announced in a February 2009 earnings release.  In future filings, we will disclose the amount of inventory reduction associated with this new program and provide any known trends associated with our expectations of whether we will achieve our stated clearance objectives.

3)              Sales of lifetime warranties-We currently disclose the impact of lifetime warranties on revenues.  In future filings, we will also include a discussion of any significant changes in the attachment rate of lifetime warranty sales.  For the three and six month periods ended January 31, 2009, the attachment rate was flat compared to the prior year and therefore we did not discuss the attachment rate in our filing for the second quarter of fiscal 2009.

4)              Cost reduction initiatives-We currently disclose the amount of costs savings associated with our cost reduction initiatives.  In future filings, we will expand our discussion and note whether we believe the savings realized are trending as expected and, if not, what the revised expectations are.

5)              Occupancy costs-We do not believe that there were material unusual trends or events related to occupancy costs during the year ended July 31, 2008 that require additional disclosure.  Rent expense associated with base rent payments have remained relatively consistent increasing by approximately 5 percent compared to the prior year and percentage rents have decreased as sales have declined, partially offsetting the increase related to base rents.  Footnote 9 in our Form 10-K includes a schedule for the three years ended July 31, 2008 disclosing rent expense associated with base rents and percentage rents.  In addition, we discussed the impact of occupancy costs on earnings in MD&A as a percent of sales compared to the same period in the prior year.  We believe these disclosures are appropriate but will be mindful to disclose any future material unusual trends that may occur.

Comment No. 4:

You disclose under the heading “Proprietary Credit” on page 6 that your “private label credit card program helps facilitate the sale of merchandise” and that “approximately 41 percent and 40 percent of [your] U.S. total sales excluding Piercing Pagoda … were generated by proprietary credit cards in fiscal years 2008 and 2007, respectively.”  In your risk factor “Any disruption in, or changes to, [your] private label credit card arrangement with Citibank, N.A. may adversely affect [your] ability to provide consumer credit and write credit insurance” on page 11, you disclose that “[a]ny disruption in, or change to, this agreement could have an adverse effect on [your] business, especially to the extent that it materially limits credit availability to [your] customer base.”  Given the importance to your business of the private label credit card program and in light of the credit markets generally and the pressure on consumer credit specifically, please tell us whether you expect any disruption in or change to this agreement.

Please include a discussion of whether a decline in your revenue, earnings or other financial performance measure(s), or an increase in defaults by holders of your private label credit card could result in a tightening of underwriting guidelines for your private label credit cards.  Please also file this agreement with your next current or periodic report or tell us why it is not appropriate to do so.

Response:

In our Form 10-Q for the quarter ended January 31, 2009, we revised our footnote, MD&A and risk factor disclosures to reflect our current perspective on the Citibank arrangement.  This is a fluid situation, and we would expect to update the disclosures in succeeding quarters in order to reflect the current status of the economy and the arrangement.  We also will be updating the description of our business in our next Form 10-K to the extent then appropriate.

The disclosures in the Form 10-Q for the quarter ended January 31, 2009 were as follows:

Under an arrangement with Citibank, N.A, Citibank provides financing for our customers to purchase merchandise through private label credit cards.  The arrangement also enables us to write credit insurance. Customers use our Citibank arrangements to pay for approximately 40 percent of purchases in the U.S. and approximately 25 percent of purchases in Canada.  Under the agreements governing our arrangement, our Canadian and U.S. subsidiaries must satisfy various financial and other covenants.  Our Canadian subsidiary currently does not satisfy a fixed charge coverage covenant.  As a result, Citibank has the right to terminate the agreement with that subsidiary.  Our U.S. subsidiary currently does not satisfy a minimum sales threshold.  As a result, Citibank may require our U.S. subsidiary to pay a fee equal to the fees that would have been paid had the minimum sales threshold been met.  If we determine not to pay the additional fee, we have 180 days in which to move the private label card program to another provider.  We currently are in discussions with Citibank regarding the covenant violations and the general operation and economics of the arrangement.  To date, Citibank has not sought to terminate either agreement, although they have requested a letter of credit.  Any disruption in our arrangement with Citibank, particularly in the current credit market in which replacing Citibank might be difficult, would have an adverse effect on our business, especially to the extent that it materially limits credit availability to our customer base.

Historically, we have concluded that the agreement is not a material contract under Regulation S-K, Item 601(b)(10), because it was entered into in the ordinary course of business and was an agreement that readily could be replaced (i.e., one that we were not substantially dependent upon).  However, in light of the volatility of the credit markets we did file it as an exhibit to our Form 10-Q for the quarter ended January 31, 2009.

Comment No. 5:

Please discuss off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors in a separately-captioned section, or otherwise advise.  In particular, ensure you include disclosure surrounding your contingent obligation for operating leases assigned to the buyers of Bailey, Banks and Biddle.  Refer to Item 303(a)(4) of Regulation S-K.

Response:

In our Form 10-Q for the quarter ended January 31, 2009, we included a discussion of the Bailey Banks & Biddle contingent obligation related to the operating leases in a separately-captioned section as follows:

Off-Balance Sheet Arrangements

In connection with the sale of the Bailey Banks & Biddle brand on November 9, 2007, the buyer, Finlay Fine Jewelry Corporation (“Finlay”), assumed the obligations for the store operating leases.  As a condition of this assignment, we remain contingently liable for the leases for the remainder of the respective current lease terms, which generally range from fiscal 2009 through fiscal 2017.  The maximum potential liability for base rent payments under the leases totals approximately $71 million as of January 31, 2009.  In addition, we may be obligated for common area charges and other payments.  On February 26, 2009, Finlay announced its intention to close a number of its specialty jewelry stores, but did not indicate the number of Bailey Banks & Biddle stores that will be closed.  Finlay has not informed us when it will finalize their store closure plans, but it could be in the near term.  We have not recorded a liability for any of these leases at this time based upon, among other things, our current assessment regarding the likelihood of payment.  There can be no assurance that this assessment will prove accurate.

Contractual Obligations, page 27

Comment No. 6:

Please revise footnote (b) to provide a context for readers to understand the impact of real estate taxes, insurance, common area maintenance fees, merchant association dues and other costs on operating lease obligations.  Refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to SEC Release No. 33-8350.

Response:

In future Form 10-K filings, we will revise footnote (b) and disclose the approximate cost, as a percent of the total lease obligation, of real estate taxes, insurance, common area maintenance fees and other costs.

Consolidated Statements of Cash Flows, page F-7

Comment No. 7:

Reference is made to your disclosure on page 23 that you recorded a $3.5 million gain upon the sale of your interest in the “Incomparable Diamond.”  Please tell us where you recorded the proceeds from this sale in your statement of cash flows and why such classification is appropriate.  In doing so, tell us the amount of total proceeds and where you classified your interest on the balance sheet prior to sale.

Response:

The carrying value of the Incomparable Diamond was reduced to zero during our bankruptcy proceedings in 1993.  As a result, the total proceeds received were equal to the $3.5 million gain recorded.  As of July 31, 2008, $1.5 million of the total sale price had been received.  This amount was approximately 1 percent of net cash provided by operating activities and was not recorded as an investing activity due to immateriality.

Consolidated Statements of Stockholders’ Investment, page F-8

Comment No. 8:

Please explain to us why fiscal 2006 stock-based compensation of $12.1 million differs from the amount of stock-based compensation presented on your statements of cash flows and in footnote 11.

Response:

In fiscal year 2006, there were several changes to executive management that resulted in approximately $12 million in severance costs.  This amount was separately disclosed in our fiscal year 2006, 2007 and 2008 Form 10-Ks.  Approximately $5.8 million of the severance costs related to stock-based compensation expense that was accelerated upon termination of certain executives.  The $5.8 million expense was excluded from the stock-based compensation line item on the cash flow statement and the disclosure in footnote 11 because we believe it was important to provide comparable stock-based compensation information for the three years presented in our Form 10-K.  The entire amount of stock-based compensation is disclosed in our statement of stockholders’ investment.

Note 1.  Summary of Significant Accounting Policies, page F-9

Comment No. 9:

Please explain to us in further detail why the change in your vacation policy in fiscal 2008 resulted in a $12.6 million benefit.

Response:

During the fourth quarter of fiscal year 2008, we changed our vacation policy from the accrual method to the grant method and eliminated our policy to pay terminated employees for unused vacation, where not prohibited by law.  Under the accrual method, employees accrued vacation during one fiscal year to be used in the following year.  The employee would earn vacation ratably based on the service provided in the year prior to grant.  For example, if an employee was hired six months into our fiscal year, he or she would be granted 50 percent of the eligible vacation for a full year of service on the first day of the next fiscal year.  Under the current grant method, employees are granted vacation time at the beginning of the fiscal year it is to be used and are not required to earn it in the previous year.

In contrast to the accrual method, under the grant method if an employee is hired six months into our fiscal year they will be granted 50 percent of their eligible vacation time immediately and it can be taken at any time during the same year (certain other restrictions apply to hourly employees).  In addition, employees must use their vacation time in the same fiscal year it is granted or it will be forfeited.  Since there is no prior service required before the granting of vacation time under the new policy and employees are not allowed to carryover vacation time from one fiscal year to the next (except where limiting the carryover is prohibited by state law), we reversed the vacation accrual that was recorded during fiscal 2008 for fiscal 2009.  We believe this is consistent with SFAS No. 43, paragraph 6, which states that an employer shall accrue a liability for employees’ compensation for future absences if the employer’s obligation relating to employees’ rights to receive compensation for future absences is attributable to employees’ services already rendered and the obligation relates to rights that vest or accumulate.

Note 2.  Other Current Assets, page F-14

Comment No. 10:

We note that “other” comprises a significant portion of total other current assets and is greater than 5% of total current assets.  Please explain to us what this item represents and state separately any of its components exceeding 5% of total current assets.  Refer to Rule 5-02.8 of Regulation S-X.

Response:

The “other” component of other current assets consists primarily of: 1) $35 million of vendor deposits related to normal merchandise orders and amounts due from vendors for returned merchandise, 2) $22 million related to federal and state tax receivables, 3) $9 million of receivables related primarily to sales tax refunds and the sale of the Incomparable Diamond, 4) $7 million of prepaid insurance, IT and other expenses and 5) $4 million of supply inventory.  None of these items exceeds 5 percent of total current assets (approximately $49 million as of July 31, 2008).

Note 15.  Contingencies, page F-25

Comment No. 11:

In connection with the sale of Bailey Banks & Biddle, we note that you assigned the obligations for the store operating leases and that you remain contingently liable for the leases for the remainder of the current lease term.  Further, we note that you have not recorded a liability for any of these leases at this time.  Please explain to us how you concluded the guarantee obligation, which initially should be measured at fair value, was zero.  Refer to paragraph 38.c of SFAS 13 and paragraph 114 of SFAS 140.

Response:

At the time of the sale of Bailey Banks & Biddle in November 2007, we concluded that there was a low probability that we would have to perform under the guarantee and did not record a liability associated with the guarantee obligation as required by paragraph 38 of SFAS 13 due to immateriality.  Our assessment of immateriality was based, in part, on the following factors:

•                  All of the stores sold were generating positive cash flows at the time of sale.

•                  Bailey Banks & Biddle is a high-end brand and therefore the stores are in very desirable locations.  As a result, if stores were to close, we believed they could be subleased relatively quickly reducing any potential obligation.

•                  We performed due diligence with respect to the buyer’s financial condition including, among other things, a presentation received by our board of directors from Goldman Sachs that supported the buyer’s financial strength.

•                  Based on our understanding of the buyer’s financing and our knowledge of the cash flow being generated by the brand at the date of the sale, we believed that there was little risk that there would be a default that would require us to perform under the guarantee.

•                  Had we believed that there was more than a de minimus risk that we would have to perform under the leases within a relatively short period of time, we would not have completed the sale.  The minimum base rents will decrease from approximately $80 million at the time of the sale to approximately $45 million during the three year period ending November 2010, reducing the potential liability significantly.  In addition, we believed we could exit any defaulted leases for the lesser of 18 months of base rents or the remaining lease life.  This reduces the at risk obligation by approximately two-thirds.

•                  The buyer is the primary obligor, and if it fails to perform under the leases Zale would have the right to recover any losses from it.  Short of the buyer filing for bankruptcy, which we believed was unlikely at the time of sale, the probability of Zale having to perform under the leases was considered to be low and therefore the fair value of the guarantee obligation was concluded to be immaterial.

As a result of your question, we performed a detailed calculation of the estimated fair value based on the information we had at the time of the sale.  The estimated fair value was calculated to be less than $0.5 million.  In addition, we believe it is important to note that the approximately $14 million gain recorded on the sale was the result of a $24.7 million LIFO liquidation that occurred in connection with the sale and was not the result of a premium paid associated with the guarantee obligation.

Quarterly Report on Form 10-Q for the Fiscal Quarter Ended October 31, 2008

Item 4.  Controls and Procedures, page 11

Comment No. 12:

Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Refer to Item 308(c) of Regulation S-K.  Please consider including this disclosure in your future fillings.

Response:

For the fiscal quarter ended October 31, 3008, we confirm that there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our control over financial reporting.  We will provide this confirmation in future filings commencing with the Form 10-Q for the quarter ended January 31, 2009, filed on March 11, 2009.

* * * *

In preparing our response to the comments, the Company acknowledges that:

•                  We are responsible for the adequacy and accuracy of the disclosures in our filings;

•                  Staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filings; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on our filings.  We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.  If you have any questions please do not hesitate to call Eric Koontz at (404) 885-3309 or me at (404) 885-3822.

Very truly yours,

Brinkley Dickerson

/lb

cc:	Hilary Molay (Zale)
Cindy Gordon (Zale)
Jim Sullivan (Zale)
Eric Koontz (Troutman)